Exhibit 99.59

NexGen Significantly Expands New High Grade Zone in A1 Shear and Drills Extensive Off-Scale Across A2 Shear

Vancouver, BC, July 13, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to announce further results from our recently completed spring drilling program on our 100% owned Rook I Property, Athabasca Basin, Saskatchewan. Eight drill holes have intersected extensive mineralization, and off-scale radioactivity (>10,000 to >61,000 cps) has been intersected in each of the A1, A2, A3 and A4 shears.

The new high grade zone within the A1 shear was initially discovered with drill hole AR-16-84c1 (8.35 m of off-scale radioactivity with assays pending – see News Release dated April 14, 2016), and has been significantly expanded towards the northeast with drill holes AR-16-91c3 and -91c4. Holes -91c3 and -91c4 were drilled 30 m up-dip and northeast and 25 m down-dip and northeast, respectively from hole -84c1. The A1 shear currently has a mineralized strike length of 360 m and remains largely untested.

Substantial high grade mineralization also continues to be encountered in the A2 shear. Drill holes AR-16-84c4, -91c1, -91c3, -91c4 and -92c1 each intersected massive to semi-massive pitchblende mineralization and significant off-scale radioactivity with intervals at greater-than-61,000 cps.

Assay results remain pending for 30 holes, including intensely mineralized holes from the A2 Sub-Zone and the newly discovered area 180 m southwest of Arrow. Furthermore, six drill rigs are now fully operational at Rook I, with a seventh rig expected to start in mid-July.

Highlights:

A1 Shear:

•	AR-16-91c3 (30 m up-dip and northeast from AR-16-84c1) intersected 49.5 m of total composite mineralization including 5.0 m of total composite off-scale radioactivity (>10,000 – 54,000 cps) within a 150.0 m section (575.0 to 725.0 m).

•	AR-16-91c4 (25 m down-dip and northeast from AR-16-84c1) intersected 87.0 m of total composite mineralization including 4.1 m of total composite off-scale radioactivity (>10,000 – 29,000 cps) within a 133.0 m section (591.0 to 724.0 m).

A2 Shear:

•	AR-16-91c4 (70 m up-dip and northeast from AR-15-44b) intersected 78.5 m of total composite mineralization including 9.65 m of total composite off-scale radioactivity (>10,000 – >61,000 cps) within a 150.0 m section (425.5 to 575.5 m).

•	AR-16-92c1 (23 m down-dip and southwest from AR-15-44b) intersected 86.95 m of total composite mineralization including 9.5 m of total composite off-scale radioactivity (>10,000 – >61,000 cps) within a 111.5 m section (535.5 to 647.0 m).

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow Deposit currently covers an area of 870 m by 280 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in most directions and at depth.

•	The summer 2016 program comprising 35,000 m of drilling is underway with six drill rigs active. A seventh drill rig will be put into service in mid-July.

•	The Company has cash on hand of approximately $100 million.

A drill hole location map, the A1 long section and a close-up of the A2 long section are shown in Figures 1 to 3.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “Drill holes AR-16-91c3 and -91c4 in the A1 shear show excellent extensions of high grade mineralization to the northeast of hole -84c1, where there is over 300 m of existing strike length open to test. Additionally, mineralization has been encountered northwest of the A1 and southeast of the A4, which indicates excellent potential to discover additional mineralized shears laterally at the Arrow deposit. Drilling of the A2 high grade domain continues to return outstanding high grade intervals containing massive to semi-massive pitchblende.”

Leigh Curyer, Chief Executive Officer commented: “Today’s results indicate Arrow has substantial growth potential within each of the four shears as well as the A2 high grade domain. The team is looking forward to the summer program results as we define the current footprint of Arrow with infill and expansion drilling as well as drilling at the new area 180 m southwest of Arrow and along trend from Arrow where we see multiple high priority exploration targets.”

Figure 1: Arrow Drill Hole Locations

Figure 2: A1 Mineralized Shear Long Section

NexGen Energy Ltd.
Pierce Points
Total Composite Grade x Thickness
<1
1 - 10
10-25
25-50
>50
Assays Pending
5.8m / 57.0m — >10,000 cps Anomalous Radioactivity
11.56% / 56.5m — % U3O8 / Length
Hole drilled vertically or parallel to strike
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
SCALE 1 : 2500
(m)
-20 0 20 40 60
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Deposit
A1 Shear - Longitudinal Section
July 13, 2016
300m
400m
500m
600m
360m
0.41% 83.0m
0.13% 24.0m and 0.42% 9.5m
0.31% 25.7m and 0.25% 57.5m
0.14% 42.8m
0.10% 13.5m
0.16% 29.5m
0.45% 74.65m
0.47% 47.5m
0.20% 60.0m
0.99% 11.5m
0.14% 45.0m and 0.49% 12.0m
91c3 5.0m 49.5m
91c1 0m 30.5m
84c1 8.35m 55.0m
91c4 4.1m 87.0m
84c3 2.6m 35.5m
84c2 0m 17.5m
91c2 0m 11.0m
0.10% 32.0m

Figure 3: A2 Mineralized Shear Long Section (Close Up of A2 Sub-Zone)

NexGen
Energy Ltd.
Pierce Points
Total Composite Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m
57.0m
>10,000 cps
Anomalous Radioactivity
11.56%
56.5m
% U3O8
Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Circular halos surrounding pierce points each have a diameter of 50m
SCALE 1 : 1500
(m)
-10 0 10 20 30 40 50
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
E
S
W
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
July 13, 2016
400m
450m
500m
550m
600m
30
57c1
49c1
86c2
85c3
85c4
48c1
86c1
13.05m
90.0m
58c2
41
57c5
91c3
57c2
59c1
80c1
85c1
85c2
45b
57c3
57c4
3.94%
81.0m
91c1
81c1
80c2
80c3
54c1
7.03%
39.5m
48c2
64c1
6.97%
48.5m
78c1
12.94%
37.5m
91c4
7.39%
17.0m
59c2
5.42%
68.5m
76c1
11.29%
67.5m
63c1
4.51%
45.0m
58c1
91c2
22.4m
89.0m
84c1
49c2
8.77%
69.0m
78c2
6.24%
19.5m
43a
81c2
76c2
80c4
6.35%
124.0m
62
64c2
11.15%
48.5m
84c3
81c3
11.65m
48.5m
59c4
76c3
10.28%
74.0m
63c3
8.28%
15.0m
and
2.30%
119.0m
15.20%
42.0m
and
12.99%
46.5m
63c2
11.55%
56.5m
34b
84c2
78c3
2.16%
37.5m
51
76c4
1.97%
32.0m
and
2.09%
68.0m
48c3
44b
6.14%
28.0m
and
3.48%
26.5m
64c3
74c1
3.41%
47.0m
and
2.21%
16.0m
84c4
78c4
17.6%
37.5m
and
2.64%
33.5m
and
2.22%
30.0m
15
92c1
74c2
72c1
38
53c1
61c2
54c2
74c4
72c2
4.65%
33.5m
and
4.08%
11.0m
56c1
74c3
61c3
60c1
53c2
37
56c2
54c4
32

5

Table 1: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)	Group—Basement Unconformity Depth (m)	From (m)	To (m)	Width (m)	CPS Range
AR-16-84c4	328	-70	651.00	127.00	415.00	415.50	0.50	<500 -750
					420.00	420.50	0.50	<500 - 920
					424.00	424.50	0.50	<500 - 650
					434.50	435.00	0.50	<500 - 600
					440.00	444.00	4.00	<500 -1700
					471.50	475.50	4.00	<500 - 2300
					480.00	480.50	0.50	<500 - 800
					483.00	483.50	0.50	<500 - 950
					490.50	493.50	3.00	<500 - 600
					496.00	497.00	1.00	<500 - 750
					502.00	503.00	1.00	<500 - 600
					541.50	542.00	0.50	<500 - 820
					545.50	546.00	0.50	<500 - 630
					556.50	559.00	2.50	<500 - 930
					566.00	588.00	22.00	<500 - >61000
					592.00	604.00	12.00	<500 - 6400
					608.50	609.00	0.50	<500 - 520
					612.00	616.00	4.00	<500 - 2800
AR-16-85c3	143	-70	840.00	114.40	419.50	424.00	4.50	<500 - 4300
					429.00	430.50	1.50	<500 - 600
					437.50	440.00	2.50	<500 - 2200
					443.00	447.50	4.50	<500 -1500
					455.50	457.00	1.50	<500 - 2400
					460.00	472.00	12.00	<500 - 3200
					475.50	476.50	1.00	<500 -1900
					483.00	483.50	0.50	<500 - 600
					486.00	498.50	12.50	<500 -1100
					503.00	503.50	0.50	<500 - 580
					506.50	507.00	0.50	<500 - 680
					515.00	517.50	2.50	<500 - 620
					531.00	531.50	0.50	650 - 1100
					549.50	552.00	2.50	<500 - >61000
					558.50	559.00	0.50	<500 - 550
					567.50	568.00	0.50	<500 - 750
					572.50	579.00	6.50	<500 - 30500

					584.00	585.00	1.00	650 - 25000
					611.00	612.00	1.00	<500 - 44000
					614.50	617.50	3.00	<500 - 22000
					629.50	630.50	1.00	<500 - 7200
					633.00	633.50	0.50	<500 - 550
					647.50	648.00	0.50	<500 - 2800
					664.50	665.00	0.50	<500 - 1100
					671.50	672.00	0.50	<500 - 4000
					693.00	694.00	1.00	<500 - 18000
					714.50	716.00	1.50	<500 - 5600
					720.00	720.50	0.50	<500 - 730
					789.50	790.50	1.00	<500 - 3300
AR-16-85c4	143	-70	822.00	114.40	426.50	443.00	16.50	<500 - 7000
					453.50	454.50	1.00	<500 - 2300
					457.00	472.50	15.50	<500 - 1500
					476.50	480.50	4.00	<500 - 1250
					484.50	485.50	1.00	<500 - 610
					488.00	488.50	0.50	<500 - 530
					492.00	492.50	0.50	<500 - 530
					578.00	580.50	2.50	<500 - 5000
					587.50	588.00	0.50	<500 - 780
					591.50	595.50	4.00	<500 - 910
					600.00	600.50	0.50	<500 - 530
					604.00	604.50	0.50	<500 - 1050
					613.00	613.50	0.50	<500 - 640
					616.50	618.50	2.00	<500 - 3200
					622.50	623.00	0.50	<500 - 700
					628.00	637.50	9.50	<500 - 2100
					670.00	670.50	0.50	<500 - 5300
					683.00	684.50	1.50	<500 - 790
					687.50	688.00	0.50	<500 - 590
					690.50	696.00	5.50	<500 - 2300
					742.50	743.50	1.00	<500 - 32000
					747.00	750.50	3.50	<500 - 21000
					760.00	761.00	1.00	<500 - 1250
AR-16-86c2	142	-71	750.00	110.50	402.00	419.50	17.50	<500 - 4800
					424.50	426.00	1.50	<500 - 1400
					431.50	432.00	0.50	<500 - 840
					436.00	440.00	4.00	<500 - 2500
					452.00	452.50	0.50	<500 - 610
					455.00	455.50	0.50	<500 - 840

					459.50	462.50	3.00	<500 - 3100
					466.00	468.50	2.50	<500 - 1100
					477.00	486.50	9.50	<500 - 1250
					490.00	490.50	0.50	<500 - 1750
					512.00	512 .50	0.50	<500 - 760
					515.00	517.50	2.50	<500 - 680
					526.50	535.00	8.50	<500 - 32000
					545.50	554.00	8.50	<500 - 5300
					564.50	578.00	13.50	<500 - 54000
					587.50	589.00	1.50	<500 - 5800
					593.00	593.50	0.50	<500 - 2000
					607.00	607.50	0.50	<500 - 630
					623.00	623.50	0.50	<500 - 1250
					630.50	631.00	0.50	<500 - 750
					652.00	653.00	1.00	<500 - 3600
					658.00	658.50	0.50	<500 - 600
					697.00	697.50	0.50	<500 - 550
AR-16-91c1	327	-70	799.00	132.20	396.50	397.00	0.50	<500 - 5200
					402.00	404.00	2.00	<500 - 2600
					411.50	412.50	1.00	<500 - 800
					416.50	417.00	0.50	<500 - 1000
					419.50	420.50	1.00	<500 - 1200
					425.50	428.00	2.50	<500 - 8900
					430.50	439.50	9.00	<500 - 13000
					443.00	452.00	9.00	<500 - 1500
					458.00	461.00	3.00	<500 - 1300
					465.50	483.00	17.50	<500 - 3500
					489.50	494.00	4.50	<500 - 1500
					499.00	504.00	5.00	<500 - 1600
					506.50	525.00	18.50	<500 - >61000
					528.50	539.50	11.00	<500 - 29500
					542.00	551.50	9.50	<500 - 11000
					556.00	559.50	3.50	<500 - 1200
					562.50	564.00	1.50	<500 - 7200
					652.50	655.00	2.50	<500 - 920
					691.50	692.50	1.00	<500 - 4400
					698.50	701.50	3.00	<500 - 2500
					705.50	729.50	24.00	<500 - 5800
					759.50	760.00	0.50	<500 - 1100
					766.50	767.00	0.50	<500 - 1400
AR-16-91c3	327	-70	879.00	132.20	344.00	344.50	0.50	<500 - 710

					398.00	398.50	0.50	<500 - 900
					407.00	407.50	0.50	<500 - 550
					413.50	414.00	0.50	<500 - 750
					419.50	420.00	0.50	<500 - 1300
					423.00	441.50	18.50	<500 - 7100
					444.50	446.00	1.50	<500 - 15000
					449.50	451.50	2.00	<500 - 1900
					455.00	455.50	0.50	<500 - 950
					460.50	462.00	1.50	<500 - 1650
					464.50	466.50	2.00	<500 - 2350
					472.50	479.50	7.00	<500 - 2600
					484.00	504.00	20.00	<500 - >61000
					513.50	516.50	3.00	<500 - 1800
					520.00	537.50	17.50	<500 - >61000
					575.00	584.50	9.50	<500 - 1500
					618.00	619.00	1.00	<500 - 620
					625.50	647.00	21.50	<500 - 43000
					652.50	654.50	2.00	<500 - 1300
					657.00	663.00	6.00	<500 - 54000
					676.50	677.50	1.00	<500 - 1450
					709.00	710.00	1.00	<500 - 2300
					714.00	720.50	6.50	<500 - 27000
					724.00	725.00	1.00	<500 - 580
AR-16-91c4	327	-70	855.00	132.20	400.50	402.50	2.00	<500 - 1000
					406.00	408.50	2.50	<500 - 2150
					412.00	412 .50	0.50	<500 -1650
					419.50	421.00	1.50	<500 - 3800
					425.50	434.50	9.00	<500 - 13000
					437.50	439.00	1.50	<500 - 2100
					441.50	443.50	2.00	<500 - 700
					446.50	450.00	3.50	<500 - 1500
					457.00	458.00	1.00	<500 - 900
					465.50	479.00	13.50	<500 - 2800
					499.50	516.00	16.50	<500 - 3900
					518.50	541.00	22.50	<500 - >61000
					732.50	734.00	1.50	<500 - 2400
					551.50	557.00	5.50	<500 - >61000
					573.50	575.50	2.00	<500 - 610
					591.00	591.50	0.50	<500 - 610
					604.00	609.00	5.00	<500 - 1600
					623.50	627.00	3.50	<500 - 900

					630.50	631.00	0.50	<500 - 900
					636.00	678.50	42.50	<500 - 29000
					685.50	691.50	6.00	<500 - 3300
					696.00	725.00	29.00	<500 - 26000
AR·16·92c1	147	-67	930.00	111.00	535.50	541.50	6.00	<500 - 9900
					544.50	546.50	2.00	<500 - 5300
					549.50	550.50	1.00	<500 - 32000
					558.00	558.50	0.50	<500 - 690
					566.00	624.25	58.25	<500 - 54000
					627.80	647.00	19.20	<500 - >61000
					650.00	654.00	4.00	<500 - 2900
					679.00	682.50	3.50	<500 - 1000
					707.50	708.50	1.00	<500 - 520
					731.00	733.50	2.50	<500 - 1800
					738.00	738.50	0.50	<500 - 770
					745.00	745.50	0.50	<500 - 540
					749.00	749.50	0.50	<500 - 510
					762.50	763.00	0.50	<500 - 580
					773.00	773.50	0.50	<500 - 510
					781.00	781.50	0.50	<500 - 920
					784.50	792.00	7.50	<500 - 3300
					812.00	814.50	2.50	<500 - 5400
					817.00	824.50	7.50	<500 - 17000
					827.00	829.00	2.00	<500 - 1800
					833.00	848.50	15.50	<500 - 3500
					851.00	861.00	10.00	<500 - 12000
					869.00	870.00	1.00	<500 - 20000
					872.50	873.00	0.50	<500 - 2200
					882.50	884.50	2.00	<500 - 17000
					913.50	914.50	1.00	<500 - 850
					922.50	923.00	0.50	<500 - 530

Parameters:

•	Maximum internal dilution 2.00 m downhole

•	All depths and intervals are meters downhole

•	“Anomalous” means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	“Off-scale” means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	Where “Min cps” is <500 cps, this refers to local low radiometric zones within the overall radioactive interval

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals. All intersections are downhole. True thicknesses are yet to be determined.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

The technical information in this news release has been approved by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person for the purposes of National Instrument 43- 101 – Standards of Disclosure for Mineral Projects. Mr. Ainsworth reviewed the data disclosed in this news release, including the sampling, analytical and test data underlying the information contained in this news release.

The mineral resource at the Arrow Deposit was completed by RPA Inc. and has an effective date of January 14, 2016. The mineral resource is reported at a cut-off grade of 0.25% U3O8. The cut-off is based on a long-term uranium price of USD$65/lb U3O8. The mineral resource is classified into the inferred category based on the CIM Definition Standards. For details regarding the geology and mineralization of the Arrow Deposit, the drilling, sampling and analytical procedures followed and the estimation methodology used in the preparation of the mineral resources, please refer to the Company’s Amended and Restated News Release dated March 3, 2016, which is available under the Company’s profile on the SEDAR website at www.sedar.com.

ARROW DEPOSIT DRILLING

AR-16-84c4

Hole AR-16-84c4 was a directional hole that departed pilot hole AR-16-84c3 at a depth of 291 m. It was designed as a scissor hole to verify the thickness of near vertically dipping mineralization in the A2 shear. The hole tested the A2 shear 12 m down-dip and northeast of AR-16-64c2 (11.15% U3O8 over 48.5 m in the A2 shear). Directional drilling was initiated at 510 m and the A2 shear was intersected at an inclination of -66°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 and A3 shears). The hole successfully intersected weakly to strongly anomalous radioactivity in the A2 and A3 shears that was associated with semi-massive to massive veins, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 58.0 m of mineralization including 5.7 m of off-scale radioactivity (>10,000 - >61,000 cps) was intersected within a 201.0 m section (415.0 to 616.0 m). In the A2 shear, 42.0 m of composite mineralization including 5.7 m of off-scale radioactivity was intersected. In the A3 shear, 16.0 m of composite mineralization was intersected. The hole was terminated at 651.

AR-16-85c3

Hole AR-16-85c3 was a directional hole that departed pilot hole AR-16-85c2 at 279 m. It tested the A2 shear 36 m up-dip and southwest of AR-16-86c1 (13.05 m of off-scale radioactivity in the A2 shear; assays pending) and the A3 shear 50 m up-dip and southwest of AR-15-48c1 (5.43% U3O8 over 24.0 m in the A3 shear). Directional drilling was initiated at 294 m. The A2 and A3 shears were intersected at hole inclinations of -64° and -63°, respectively.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A4 shears). The hole successfully intersected weakly to strongly anomalous radioactivity in the A2 through A4 shears that was associated with stringers, worm-rock style, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 66.5 m including 2.6 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 371.0 m section (419.5 to 790.5 m). In the A2 shear, 40.5 m of composite mineralization was intersected. In the A3 shear, 19.0 m of composite mineralization including 2.25 m of composite mineralization was intersected. In the A4 shear, 6.0 m of composite mineralization including 0.35 m of off-scale radioactivity was intersected. The hole was terminated at 840 m.

AR-16-85c4

Hole AR-16-85c4 was a directional hole that departed pilot hole AR-16-85c3 at 297 m. It tested the A2 shear 21 m up-dip and southwest of AR-16-86c1 (13.05 m of off-scale radioactivity in the A2 shear; assays pending) and the A3 shear 34 m down-dip and southwest of AR-15-48c1 (5.43% U3O8 over 24.0 m in the A3 shear). Directional drilling was initiated at 342 m. The A2 and A3 shears were intersected at inclinations of -67° and -68°, respectively.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semi pelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A4 shears). The hole successfully intersected weakly to strongly anomalous radioactivity in the A2 through A4 shears that was associated with stringers, worm-rock style, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 73.0 m including 0.6 m of off-scale radioactivity (>10,000 to 32,000 cps) was intersected within a 334.5 m section (426.5 to 761.0 m). In the A2 shear, 39.0 m of composite mineralization was intersected. In the A3 shear, 21.0 m of composite mineralization was intersected. In the A4 shear, 13.0 m of composite mineralization including 0.6 m of off-scale radioactivity was intersected. The hole was terminated at 822 m.

AR-16-86c2

Hole AR-16-86c2 was a directional hole that departed pilot hole AR-16-86c1 at 223 m. It tested the A2 shear 46 m up-dip and northeast of AR-16-86c1 (13.05 m of off-scale radioactivity in the A2 shear; assays pending) and the A3 shear 75 m up-dip and northeast of AR-15-48c1 (5.43% U3O8 over 24.0 m in the A3 shear). Directional drilling was initiated at 294 m. The A2 and A3 shears were intersected at hole inclinations of -59° and -60°, respectively.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A4 shears). The hole successfully intersected weakly to strongly anomalous radioactivity in the A2 through A4 shears that was associated with stringers, worm-rock style, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 79.0 m including 1.2 m of off-scale radioactivity (>10,000 to 54,000 cps) was intersected within a 295.5 m section (402.0 to 697.5 m). In the A2 shear, 30.0 m of composite mineralization was intersected. In the A3 shear, 43.5 m of composite mineralization was intersected including 1.2 m of off-scale radioactivity. In the A4 shear, 5.5 m of composite mineralization was intersected. The hole was terminated at 750 m.

AR-16-91c1

Hole AR-16-91c1 was a directional hole collared from surface at an angled orientation (-70°) to the northwest (327° Azimuth). It was designed as a scissor hole to both verify the thickness of the near vertically dipping mineralization in the A2 shear and to test the A1 shear in the area of AR-16-84c1 (8.35 m of off-scale radioactivity; assays pending). Directional drilling was initiated at 216 m. The A1 and A2 shears were intersected at inclinations of -63° and -69°, respectively.

The hole intersected heavily bleached and desilicified Athabasca Group sandstones between 123.0 m and the unconformity at 132.2 m. Basement lithologies consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A3 shears). Anomalous radioactivity was intersected in the A1 through A3 shears in association with stringer, disseminated and fracture-controlled pitchblende mineralization. A total composite mineralization of 131.0 m including 3.8 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 370.5 m section (396.5 to 767.0 m). In the A1 shear, 30.5 m of composite mineralization was intersected. In the A2 shear, 92.0 m of composite mineralization including 3.85 m of off-scale radioactivity was intersected. In the A3 shear, 7.5 m of composite mineralization was intersected. The hole was terminated at 799 m.

AR-16-91c3

Hole AR-16-91c3 was a directional hole that departed pilot hole AR-16-91c2 at a depth of 219 m. It was designed as a scissor hole to both verify the thickness of the near vertically dipping mineralization in the A2 shear and to test the A1 shear in the area of AR-16-84c1 (8.35 m of off-scale radioactivity; assays pending). Directional drilling was initiated at 391 m. The A1 and A2 shears were both intersected at inclinations of -67°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected highly anomalous radioactivity in the A1 through A3 shears that was associated with semi-massive to massive veins, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 125.5 m including 11.95 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 381.0 m section (344.0 to 725.0 m). In the A1 shear, 49.5 m of total composite mineralization including 5.0 m of off-scale radioactivity was intersected. In the A2 shear, 74.5 m of total composite mineralization including 6.95 m of off-scale radioactivity was intersected. In the A3 shear, a total composite mineralization of 1.5 m was intersected. The hole was terminated at 879 m.

AR-16-91c4

Hole AR-16-91c4 was a directional hole that departed pilot hole AR-16-91c3 at a depth of 228 m. It was designed as a scissor hole to both verify the thickness of the near vertically dipping mineralization in the A2 shear and to test the A1 shear in the area of AR-16-84c1 (8.35 m of off-scale radioactivity; assays pending). Directional drilling was initiated at 240 m. The A1 and A2 shears were intersected at hole inclinations of -69° and -68°, respectively.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected highly anomalous radioactivity in the Al through A3 shears that was associated with semi-massive to massive veins, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 172.0 m including 13.75 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 323.5 m section (400.5 to 724.0 m). In the Al shear, 87.0 m of total composite mineralization including 4.1 m of off-scale radioactivity was intersected. In the A2 shear, 78.5 m of total composite mineralization including 9.65 m of off-scale radioactivity was intersected. In the A3 shear, a total composite mineralization of 6.5 m was intersected. The hole was terminated at 855 m.

AR-16-92cl

Hole AR-16-92cl was a directional hole collared from surface at an angled orientation (-67°) to the southeast (147° Azimuth). It tested the A2 shear 41 m down-dip of AR-16-76c3 (10.25% U308 over 74.0 m in the A2 shear) and the A3 shear 61 m up-dip and northeast of AR-15-54c2 (2.66% U3O8 over 14.5 m in the A3 shear). Directional drilling was initiated 210 m. The A2 and A3 shears were intersected at inclinations of -64° and -63°, respectively.

The hole intersected bleached and desilicified Athabasca Group sandstones between 91.0 m and the unconformity at 111.0 m. Basement lithologies consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the Al through A4 shears). Strongly anomalous radioactivity was intersected in the A2 through A4 shears in association with semi-massive to massive veins, stringers, disseminated and fracture-controlled pitchblende mineralization. A total composite mineralization of 150.95 m including 10.3 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 387.5 m section (535.5 to 923.0 m). In the A2 shear, 86.95 m of composite mineralization including 9.5 m of off-scale mineralization was intersected. In the A3 shear, 12.5 m of composite mineralization was intersected. In the A4 shear, 50.0 m of composite mineralization including 0.8 m of off-scale mineralization was intersected. The hole was terminated at 930 m.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M Ibs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8. Rook I also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy ltd.

+1 6044284112

Icuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy ltd.

+1 6044284112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains ‘‘forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors. equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other [actors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential dawn turns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors. availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.